DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Emilio Ragosa
emilio.ragosa@dlapiper.com
T	973.307.3004
F	973.215.2804

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

September 25, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Tim Buchmiller

Re:                             Valeritas Holdings, Inc.

Registration Statement on Form S-1

Filed August 21, 2018

File No. 333-226958

Dear Mr. Buchmiller:

This letter is submitted on behalf of Valeritas Holdings, Inc. (the “Company”) in response to the verbal comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-226958) filed on August 21, 2018 (the “Registration Statement”), as discussed with DLA Piper (US) LLP on September 20, 2018 (the “Verbal Comment”) in follow-up to the Company’s response letter dated September 7, 2018 (the “Response Letter”), which was filed with the Commission in response to the Staff’s comment letter dated September 5, 2018 (the “Comment Letter”).

The responses provided herein are based upon information provided to DLA Piper (US) LLP by the Company.  For reference purposes, the text of the Verbal Comment has been italicized and reproduced herein with the Company’s response. Unless otherwise indicated, page references in the Company’s responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Response Letter.

Incorporation of Certain Information by Reference, page 82

1.                                      Please address the impact of the Company’s Registration Statement on Form S-1 (File No. 333-198807) on your analysis that the Company was not a penny stock issuer during the previous three years for purposes of satisfying the eligibility requirements in General

Instruction VII.D.1.(c) of Form S-1 for use of incorporation by reference. Specifically, we call your attention to Note 6 in the Company’s predecessor entity Form 10-Q filed on November 10, 2015.

Response:

Without admitting that the Company is not eligible to use incorporation by reference in accordance with the General Instruction, we are filing herewith Amendment No. 1 to the Registration Statement to include all of the information otherwise incorporated by reference.

Notwithstanding the previous paragraph, the Company acknowledges the Staff’s comment and respectfully advises the Staff that, although the Company’s predecessor entity, Cleaner Yoga Mat, Inc. (“CYM”), was a penny stock issuer at the time it filed its Registration Statement on Form S-1 (File No. 333-198807) (the “First S-1”), the offering will have been terminated for at least three years prior to effectiveness of the Registration Statement, and accordingly, neither the fact that the offering had not been terminated for at least three years prior to filing the Registration Statement, nor the content of the Company’s disclosure in its 10-Q filed on November 10, 2015 (the “2015 10-Q”), changes the Company’s conclusion that it satisfies the eligibility requirements to use incorporation by reference in accordance with the General Instruction. Please refer to the Company’s analysis below.

Analysis

CYM filed the First S-1 in September 2014 for a continuous or delayed primary offering of common stock pursuant to Rule 415 of the Securities Act of 1933 with a public offering price of $0.10 per share. The First S-1 was declared effective in February 2015. Given the $0.10 per share public offering price, CYM became a penny stock issuer at the time the First S-1 was declared effective.

Based upon a review of CYM’s public filings from the date of effectiveness of the First S-1 through the 10-K filed by CYM for the year ended December 31, 2015 (the “2015 10-K”), no sales were made under the First S-1 until August 1, 2015, when 81,000 shares were issued to various investors. Based on conversations with CYM’s transfer agent, the Company understands that an aggregate of 166,000 shares of common stock were issued to various investors on September 10, 2015, but that no further issuances were made under the First S-1 prior to termination of the offering, bringing the total number of shares of common stock sold under the First S-1 to 247,000 shares. The 2015 10-K confirms the transfer agent’s account by stating that 247,000 shares were sold under the First S-1 before the offering was terminated in 2015. Because the last issuance of common stock under the First S-1 occurred on September 10, 2015, the Company believes that the offering was terminated on September 11, 2015 at the latest.

The disclosure in Note 6 of the 2015 10-Q, which the Staff asked the Company to address, states in full that:

“The Company has filed a Form S-1 Registration Statement to offer to the public up to 6,000,000 common shares at ten cents ($0.10) per share. The $10,000 in costs relating to such Registration Statement will be charged to capital, if such offering is successful. If the offering is not successful, the costs will be charged to expense. Presently the costs are reflected on the balance sheets of the Company as Deferred offering costs, as the offering remains open for subscription.”

The Company acknowledges that the 2015 10-Q includes a statement that the offering remained open for subscription. However, the Company believes that because (i) the above language was included only in the financial notes for purposes of explaining the impact of the offering on CYM’s balance sheets as of September 30, 2015, that at the latest, CYM was stating that, for accounting purposes, the offering was considered open as of September 30, 2015; and (ii) because the last issuance of common stock occurred on September 10, 2015, that the offering was in fact terminated as of September 11, 2015, contrary to the statement in the 2015 10-Q. The Company notes further that CYM did not qualify the language in the 2015 10-Q to provide that the statement was being made as of a date later than September 30, 2015. In addition, although the transfer agent stated that the final 166,000 shares were issued on September 10, 2015, it is unclear when the offering was actually made, which could have been earlier than September 10, 2015.

The General Instruction provides that, in order to use incorporation by reference, neither the registrant nor its predecessor entity could have been “a registrant for an offering of penny stock” at any time during the previous three years. The Company believes that the proper measurement date for such determination is as of the date that the Registration Statement is declared effective by the Commission, rather than the date that the initial Registration Statement was filed. Accordingly, the Company believes that, since the offering under the First S-1 was terminated as of September 11, 2015, that it satisfies the requirements of the General Instruction as of the current date, and is therefore permitted to use incorporation by reference in accordance with the General Instruction. Notwithstanding this, in light of CYM’s statement in the 2015 10-Q, the Company will accept the Staff’s position if it determines that the Company must wait until October 1, 2018 to request effectiveness of the Registration Statement.

Additionally, the Company directs the Commission to Instruction 4 on page 8 of Form S-1, which provides that the “Commission may, upon the request of the registrant, and where consistent with the protection of investors, permit the omission of any of the information herein required or the furnishing in substitution therefor of appropriate information of comparable character.” While this language in contained under the heading “Instructions as to Summary Prospectuses,” the language indicates that the Commission has been granted the discretion to permit the omission of any of the information required by Form S-1, where it would be consistent with the Commission’s mandate to protect investors. The Company respectfully submits that if the Commission determines that the Company does not otherwise satisfy the General Instruction, that the Commission nevertheless has the discretion to allow the Company to incorporate information by reference into the Registration Statement in accordance with the General Instruction, because doing so would be consistent with the protection of investors.

For the reasons above, the Company respectfully submits that it satisfies the requirements of the General Instruction and is therefore eligible to use incorporation by reference in accordance with the General Instruction. However, as stated above, we have agreed not to incorporate by reference and have included all of the necessary information in the Amendment No. 1 to the Registration Statement that we have filed herewith.

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[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 307-3004.

Sincerely,

DLA Piper LLP (US)

/s/ Emilio Ragosa

Emilio Ragosa
Partner

Enclosures

cc:	John E. Timberlake, Valeritas Holdings, Inc.